UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 3

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SURGICAL CARE AFFILIATES, INC.

(Name of Subject Company)

SPARTAN MERGER SUB 1, INC.

(Offeror)

UNITEDHEALTH GROUP INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

86881L106

(CUSIP Number of Class of Securities)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Timothy R. Aragon, Esq. David R. Crandall, Esq. Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, Colorado 80202 (303) 899-7300	Richard L. Sharff, Jr. Executive Vice President, General Counsel and Corporate Secretary Surgical Care Affiliates, Inc. 510 Lake Cook Road, Suite 400 Deerfield, Illinois 60015 (847) 236-0921	Paul J. Shim, Esq. James E. Langston, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,503,334,106	$290,136.42***

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $56.61, the average of the high and low sales prices per share of SCA common stock on February 15, 2017, as reported by Nasdaq, and (ii) 44,224,611, the estimated number of shares of SCA common stock to be exchanged in the offer and the mergers.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $236,486.09	Filing Party: UnitedHealth Group Incorporated
Form or Registration No.: Form S-4	Date Filed: February 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017 and amended by Amendment No. 1 thereto filed with the SEC on March 1, 2017 and Amendment No. 2 thereto filed with the SEC on March 17, 2017 (as amended from time to time, the “Schedule TO”) by UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and Spartan Merger Sub 1, Inc., a Delaware corporation and an indirect wholly owned subsidiary of UnitedHealth Group (the “Offeror”), relating to the offer (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”) by the Offeror to acquire all of the outstanding share of common stock, $0.01 par value per share, of Surgical Care Affiliates, Inc., a Delaware corporation (“SCA”). In the Offer, the Offeror is offering to exchange for each outstanding SCA share (a) $11.40 in cash, without interest and less any applicable withholding taxes (the “default cash consideration”) and (b) a number of shares of UnitedHealth Group common stock, par value $0.01 per share, equal to the amount obtained by dividing $45.60 by the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal on each of the five full consecutive trading days ending on and including the third business day prior to the final expiration date of the offer, together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding taxes (the “default stock consideration”, and together with the default cash consideration, the “default transaction consideration”). In lieu of delivering the default transaction consideration, UnitedHealth Group may, by providing written notice to SCA no later than 5:00 p.m., New York City time, on the tenth business day prior to the final expiration date of the Offer, deliver (i) an amount in cash greater than the default cash consideration and not to exceed $27.93 per share of SCA common stock, without interest and less any applicable withholding taxes (the cash consideration, including as it may be increased at UnitedHealth Group’s election, as the “applicable cash consideration”), and (ii) a number of shares of UnitedHealth Group common stock equal to (a) $57.00 minus the applicable cash consideration, divided by (b) the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the NYSE, as reported in the New York City edition of The Wall Street Journal on each of the five full consecutive trading days ending on and including the third business day prior to the final expiration date of the Offer, together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding taxes.

UnitedHealth Group has filed with the SEC a Registration Statement on Form S-4, dated February 21, 2017 and as subsequently amended, relating to the Offer and sale of shares of UnitedHealth Group common stock to be issued to holders of shares of SCA common stock validly tendered into the Offer and not properly withdrawn (as amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as amended from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by UnitedHealth Group or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Reorganization, dated as of January 7, 2017, by and among UnitedHealth Group, the Offeror, Spartan Merger Sub 2, LLC, and SCA (the “Merger Agreement”), a copy of which is incorporated as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

All of the information in the Prospectus/Offer to Exchange and the Letter of Transmittal, and any supplement or other amendment thereto related to the Offer hereafter filed with the SEC by UnitedHealth Group or Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on March 21, 2017).

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2017

SPARTAN MERGER SUB 1, INC.

By:	/s/ Richard J. Mattera
Name:	Richard J. Mattera
Title:	Assistant Secretary

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Richard J. Mattera
Name:	Richard J. Mattera
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on February 21, 2017).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on February 21, 2017).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on February 21, 2017).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on March 21, 2017).

(a)(5)(A)	Joint Press Release issued by Surgical Care Affiliates, Inc. and UnitedHealth Group Incorporated, dated January 9, 2017, announcing entry into the Agreement and Plan of Reorganization (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the SEC on January 9, 2017).

(a)(5)(B)	Transcript of a Video that was made available to the employees and physicians of Surgical Care Affiliates, Inc. on January 9, 2017 (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 9, 2017).

(a)(5)(C)	SCA/Optum Care Combination Video Message (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 9, 2017).

(a)(5)(D)	Letter to SCA Teammates and Physicians (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 9, 2017).

(a)(5)(E)	Letter to Physician Partners (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 9, 2017).

(a)(5)(F)	Web publishing by Michael Wegmann on January 11, 2017 titled “SCA & OptumCare Join Forces” (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 17, 2017).

(a)(5)(G)	Excerpt of a Transcript of the January 17, 2017 Earnings Conference Call of UnitedHealth Group Incorporated (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 17, 2017).

(a)(5)(H)	Optum/SCA Announcement Summary of Frequently Asked Questions (FAQs) dated January 18, 2017 (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 18, 2017).

(a)(5)(I)	Slide Presentation entitled “SCA Overview” (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 18, 2017).

(a)(5)(J)	Optum/SCA Announcement Physician Frequently Asked Questions (FAQs) dated January 18, 2017 (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 18, 2017).

(a)(5)(K)	Slide Presentation entitled “SCA Update” (incorporated by reference to Surgical Care Affiliates, Inc.’s filing pursuant to Rule 425 on January 18, 2017).

(a)(5)(L)*	Press Release issued by UnitedHealth Group Incorporated, dated February 21, 2017, announcing commencement of the exchange offer.

(a)(5)(M)*	Press Release, dated March 17, 2017, issued by UnitedHealth Group.

(d)(1)	Agreement and Plan of Reorganization, dated as of January 7, 2017, by and among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., Spartan Merger Sub 2, LLC and Surgical Care Affiliates, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the SEC on January 9, 2017). Schedules and exhibits to the Agreement and Plan of Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. UnitedHealth Group will furnish copies of any such schedules to the SEC upon request.

(d)(2)	Tender and Support Agreement, by and among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., TPG FOF V-A, L.P., TPG FOF V-B, L.P. and TPG Partners V, L.P., dated as of January 7, 2017 (incorporated by reference to UnitedHealth Group Incorporated’s Registration Statement on Form S-4 filed on February 21, 2017).

*	Previously filed.